Via EDGAR
Attn: Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
August 11, 2009

Re:   Firsthand Funds (the “Trust” or the “Registrant”); File Nos: 33-73832 and 811-08268

Dear Mr. Rupert:

Pursuant to our telephone conversation on August 6, 2009, the following are our responses to your comments on Firsthand Funds’ (the “Trust’s”) proxy statement filed on July 31, 2009.  We have also filed with the correspondence blacklined copy of the draft definitive proxy statement together with a proxy card.

Comment 1: Provide the Tandy representations in the response letter.

As requested, the Registrant represents as follows:

We acknowledge that:

•      the Registrant is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 2: Provide to the staff information regarding prior ownership changes at Firsthand Capital Management, Inc. (“FCM”).

August 11, 2009

Comment accepted. Since 1999 (when FCM was reorganized from Interactive Research Adviser, Inc.), there have only been two individuals who held voting securities of FCM (voting common stock): Kevin Landis and Yakoub Bellawala.  Kevin Landis held 1,905 shares and Yakoub Bellawala held 512 shares (therefore a 21% owner for control testing purposes).  On December 31, 2007, FCM redeemed all the shares held by Yakoub Bellawala.  From that date onward, Kevin Landis held 100% of the voting common stock of FCM.  FCM also has one other class of shares: non-voting common stock.  Over the years, three employees of FCM have held (and FCM subsequently redeemed all) those non-voting shares: Phil Mosakowski (redeemed in 2002), Ken Pearlman (redeemed in 2007) and Omar Billawala (redeemed in 2008).

Comment 3: Provide additional disclosure on what is expected to happen to FCM and whether the Trust and its shareholders have any exposure to any FCM liabilities.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 4: Clarify whether the Board of Trustees considered Kevin Landis’ experience in running FCM when considering his reputation.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 5: Clarify in the proxy statement whether FCM owes the Trust any money.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 6: Provide additional disclosure on whether the Board considered other advisers before selecting SiVest.  If the Board did not consider other advisers, provide information on why they have not done so.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 7: Provide additional disclosure on the Board’s consideration of SiVest’s financial strength and the Board’s basis in concluding that it is adequate to provide services to the Trust.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 8: Discuss the illiquid percentage situation of Technology Value Fund and what SiVest intends to do to bring it below 15%.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 9: Clarify that, other than the reduction in fees, the advisory agreement with FCM and the advisory agreement with SiVest are the same and there is no change in terms.

August 11, 2009

Comment accepted.  We have revised the proxy statement to clarify that point.

Comment 10: Discuss the Board’s consideration of Kevin Landis’ short-term performance given that the proxy cited long-term performance as a factor.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 11: Provide additional disclosure on how the change from Citi to PNC may benefit SiVest as administrator of the Trust in terms of lower cost.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 12: Discuss whether SiVest will continue the charitable donation program for Alternative Energy Fund.

Comment accepted.  We have revised the proxy statement to provide such disclosure.

Comment 13: File the proxy cards.

Comment accepted.  The proxy cards have been attached to this letter and will be included in the definitive proxy statement.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408-624-9531.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel
SiVest Group, Inc.

cc:  Kevin Landis, President, SiVest Group, Inc.